

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2023

Jerome Letter
Chief Financial Officer
Corner Growth Acquisition Corp. 2
251 Lytton Avenue, Suite 200
Palo Alto, CA 94301

   Re: Corner Growth Acquisition Corp. 2
     Preliminary Proxy Statement on Schedule 14A
     Filed February 16, 2023
     File No. 001-40510

Dear Jerome Letter:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction

cc: Nanette C. Heide, Esq.